Exhibit 21

Subsidiaries of Talecris Biotherapeutics Holding Corp.

Entity Name	State or Country of Organization
Talecris Biotherapeutics, Inc.	Delaware
Talecris Biotherapeutics Limited	Canada
Talecris Biotherapeutics GmbH	Germany
Talecris Plasma Resources, Inc.	Delaware
Precision Pharma Services, Inc.	Delaware